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Principal                                                     Principal Life
  Financial                                                   Insurance Company
  Group


December 30, 2003



Mr. Ralph C. Eucher, President
Principal Investors Fund, Inc.
Principal Financial Group
Des Moines, IA 50392-2080


Dear Mr. Eucher

         Principal Life Insurance Company intends to purchase 10,000.00 shares of Preferred Securities Fund, Class J, par value $.01 per share (the "Shares") at $11.04 per share. In connection with such purchase, Principal Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.


                        PRINCIPAL LIFE INSURANCE COMPANY

                          /s/Michael D. Roughton
                       BY ________________________________
                               Michael D. Roughton
                               Senior Counsel